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                             September 4, 2020

       Joseph Moscato
       Chief Executive Officer
       Generex Biotechnology Corporation
       10102 USA Today Way
       Miramar, FL 33025

                                                        Re: Generex
Biotechnology Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed August 20,
2020
                                                            File No. 333-248205

       Dear Mr. Moscato:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. As you know, the staff is reviewing your Registration Statement on Form S-1 filed on
                                                        February 18, 2020, File
No. 333-236481, and have issued comments in connection with
                                                        that review. Please
confirm that you will make corresponding changes to this registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Joseph Moscato
Generex Biotechnology Corporation
September 4, 2020
Page 2

statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



FirstName LastNameJoseph Moscato                       Sincerely,
Comapany NameGenerex Biotechnology Corporation
                                                       Division of Corporation
Finance
September 4, 2020 Page 2                               Office of Life Sciences
FirstName LastName